Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

(Email to IntercontinentalExchange, Inc. Employees from

Jeffrey C. Sprecher, Chairman and CEO)

Dear Colleague,

I personally want to provide this update on some important news.

A few minutes ago, ICE announced that — together with Nasdaq OMX— we have delivered a letter to the Board of Directors of NYSE Euronext proposing a stock and cash acquisition of NYSE Euronext. Under the proposal, ICE would retain all of NYSE Euronext’s futures [and OTC] businesses, including Liffe, Liffe US, Bclear and New York Portfolio Clearing (NYPC). Nasdaq would retain all of NYSE Euronext’s equity and equity options exchanges and related technology and service businesses. ICE and Nasdaq will continue to operate as separate businesses throughout the transaction and after its completion. The press release announcing the proposal can be found on our website.

As you know, in February NYSE Euronext and Deutsche Börse proposed an all-stock transaction that would create a new legal entity incorporated in the Netherlands, and result in holdings in the new company of 60% for Deutsche Börse shareholders, and 40% for NYSE Euronext shareholders. The proposed transaction has not received shareholder or regulatory approval. ICE and Nasdaq believe our proposal is superior to the other offer for NYSE Euronext shareholders and customers, and provides greater certainty of completion. Just as important, our proposal would increase the strength and stability of US capital markets and the competitiveness of global derivatives markets, while ensuring healthy global competition.

For ICE, an acquisition of Liffe, Liffe US and NYPC would bring a number of important benefits and opportunities. We believe it would significantly enhance our position as a leading operator of integrated futures exchanges and OTC markets, clearing houses, trade processing and data services for the global derivatives market. It would provide market participants with a substantially expanded product offering spanning energy, commodities, interest rates, credit and foreign exchange. The transaction would facilitate market and operational efficiencies through the consolidation of technology platforms, including post-trade and clearing systems we already license from NYSE Euronext. And it would unlock significant value through greater scale, profitability and financial resources. While ICE would remain headquartered in Atlanta, an acquisition of NYSE Euronext’s derivatives businesses would increase our presence in New York and

London, and enable us to support competition in the U.S. and European interest rate futures markets.

ICE has become one of the fastest-growing and most valuable exchanges — as well as a catalyst for change in our industry — by innovating, solving problems for our customers and remaining opportunistic. The offer we’re announcing with Nasdaq today is in keeping with our long-standing approach.

It’s important to note that we do not have an agreement with NYSE Euronext, and there is no guarantee we will reach one. However, we are optimistic the NYSE Euronext board will recognize the substantial value of the ICE-Nasdaq proposal to its shareholders, customers and other stakeholders, and will seriously consider the offer.

This proposal will receive considerable media attention and will likely take many months to close if we succeed. It is imperative, however, that we not let it distract us from the many other important initiatives taking place at ICE. We have clear objectives for 2011, and we must continue to execute in order to deliver the value the market and our shareholders expect of ICE. Importantly, we have a strong collection of resources — people, leadership and financial — to support achieving these critical objectives. So, while we are excited about the prospect of the acquisition, it is only one of a number of strategic initiatives that will help continue to improve the strength of the business we have built together.

We will continue to update you as information on the progress of the proposal becomes available. In the meantime, thank you for your interest and for your ongoing commitment to our business.

My best, Jeff

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, ICE’s current report on Form 8-K filed on March 7, 2011 and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.